File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 JUN -3 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06 April 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04030570

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

SUPPL PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dlw 6/15

			Document released to:					
ment Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
ication of U.S. acquisition	SE Announcement	17-Mar-2004	✓				✓	Filed with SEC 17 March 2004
ication of remuneration in shares	SE Announcement	31-Mar-2004	✓				✓	Filed with SEC 31 March 2004
- Sharesave - 9,101 shares	Co House Forms	16-Feb-2004		✓				
- Change of Director's address	Co House Forms	27-Feb-2004		✓				

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

06 April 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2366619

ompany name in full: SEVERN TRENT PLC

1 of 2

hares allotted (including bonus shares):

ate or period during which ıares were allotted
sh. are were allotted on one date ter h. date in the "from" box.) er

	From			To		
	Day	Month	Year	Day	Month	Year
	16	02	2004			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	Ordinary
ımber allotted	5118	213	1575
ominal value of each share	65 5/19p	65 5/19p	65 5/19p
nount (if any) paid or due on each ıare *(including any share premium)*	£4.73p	£5.36p	£5.48p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

th. each share is to be ated as paid up			

ınsideration for which shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 25.2.2004

A director / secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/8980 Tel: 01903 833866
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	02	2004			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2195		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share (including any share premium)	£5.68p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary	7,529
Birmingham		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25. 2. 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/8980 Tel: 01903 833866

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

File number 082-02819

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 2366619

Company Name in full Severn Trent Plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 10 01 2004

Name *Style / Title: MR.   *Honours etc:

Forename(s): MARTIN JOHN

Surname: BETTINGTON

† Date of Birth (Day Month Year): 24 08 1952

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 23 COTTESMORE COURT, STANFORD ROAD

Post town: LONDON

County / Region: Postcode: W8 5QN

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 27.2004

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

THE COMPANY SECRETARY, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel

DX number   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002